FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending September 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Monday 30 September 2013, London UK - LSE Announcement

GlaxoSmithKline reaches agreement with Aspen to divest thrombosis brands and related manufacturing site for £0.7 billion

- Divestment supports strategic focus and delivery of pipeline

GlaxoSmithKline (LSE:GSK) today announced it has reached agreement to sell its thrombosis brands, Arixtra® and Fraxiparine®, and the Notre-Dame de Bondeville (NDB) manufacturing site to The Aspen Group (Aspen), the South African pharmaceuticals company, for £0.7 billion in cash, of which £0.1 billion relates to inventory.  The agreement is a further example of GSK's commitment to increase focus on products with the most growth potential and the delivery of its late-stage pipeline.

The net cash proceeds from the transaction after tax and transaction costs are expected to be approximately £0.6 billion.  The proceeds will be used for general corporate purposes. The net profit on disposal will be excluded from core operating profit and core EPS in 2013.

Aspen will acquire global rights to the Arixtra® and Fraxiparine® brands (excluding China, India and Pakistan) and certain dedicated commercial employees, along with the related NDB manufacturing site and the majority of employees at NDB in France.
In Indonesia, GSK will continue to distribute and market the brands under licence from Aspen.  S ubject to regulatory approvals, it is expected that the majority of commercial operations will transfer to Aspen by the end of the year with the remainder, along with the NDB site, to follow in the first half of 2014.  Total sales of these products in the territories subject to this transaction were £177 million in the first half of 2013.

David Redfern, Chief Strategy Officer, GSK, said:
"Arixtra® and Fraxiparine® are established products that have consistently delivered strong revenues.  However, our focus is on delivering an unprecedented late-stage pipeline and preparing for the launch of approved medicines.  Aspen is a long-term partner of GSK and will be able to dedicate the resources that these products deserve to take them forward.  Importantly, we are pleased to be able to preserve the vast majority of jobs through this agreement."

GSK already has an 18.6% holding in Aspen, a leading generics manufacturer in the southern hemisphere and Africa's largest pharmaceutical manufacturer.

S M Bicknell
Company Secretary
30 September 2013

Notes to editors

GlaxoSmithKline - One of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

About Aspen - Aspen, listed on South Africa's JSE Limited, continues to increase the number of lives benefiting from its products, reaching approximately 150 countries across the world. The extensive basket of Aspen products provides treatment for a broad spectrum of acute and chronic conditions experienced throughout all stages of life.  Aspen is ranked as Australia's number one generic pharmaceutical company and has 17 manufacturing facilities at 12 pharmaceutical manufacturing sites on six continents and approximately 7,400 employees.

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Catherine Hartley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Kevin Colgan	+1 919 483 2933	(North Carolina)
	Melinda Stubbee	+1 919 483 2510	(North Carolina)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)
	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Jennifer Armstrong	+1 215 751 5664	(Philadelphia)

Analyst/Investor enquiries:	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	James Dodwell	+ 44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
	Lucy Singah	+44 (0) 20 8047 2248	(London)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2012.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: September 30, 2013

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc